Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

February 28, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:       202-772-9349

Re: Advanced Ventures Corp.
Registration Statement on Form S-1 - Amendment No. 1
Filed January 6, 2011
File No. 333-169861

Dear Mr. Mancuso:

Advanced Ventures Corp. (“AVC”) acknowledges receipt of the letter dated January 21, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Third Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that AVC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Prospectus Cover Page

1.
We note your response to prior comment 3 and your disclosure on the prospectus cover that your offering will end 180 days after the date of the prospectus. Given that you dated the prospectus January 6, 2011, the disclosure on your prospectus cover conflicts with the statement on your Form S-1 facing page that the offering will end "about July 31, 2011". Please reconcile. When you revise your cover in response to this comment, please state clearly on the prospectus cover the date the offering will end, not vague disclosure about the offering ending "about" a disclosed date.

Response:  Revised.  We have deleted the conflicting language from the Form S-1 facing page and replaced it with the following:  “Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.”  Page 2 of the Registration Statement has been amended to delete the date of the prospectus and the following language has been inserted “The offering will commence promptly after the date of this prospectus and close no later than 180 days after the date of this prospectus. However, we may extend the offering for up to 90 days following the 180-day offering period.”

Our Company, page 5

2.	Please highlight in your prospectus summary your statement on page 30 regarding the primary market in which you plan to sell any product you develop.

Response:  Revised. We have included in the prospectus summary a statement that we initially intend to sell our catheter in the Israeli market.  Please see page 5 of the Third Amended Draft.

If we are unable to obtain funding for development of a valid prototype, page 8

3.
We note your response to prior comment 7 and your reference to a "number of factors." It is unclear why you believe such a vague reference provides investors sufficient information to evaluate your disclosure about the cost of developing a prototype. Please advise or revise.

Response:  Revised.  We have revised Risk Factor No. 3 to disclose that we have received a firm quotation from a contractor to develop a prototype, and we have attached the quotation as an exhibit to the document.  Please see the Third Amended Draft.

4.
Your response to prior comment 8 about the "efforts" of others does not appear to address that comment as to whether you are aware of the extent to which the disclosed cost estimates to develop patents sold to other entities by the person who sold you your patent are similar to your estimates and any known reasons for the similarity. Please advise or revise.

Response:  We are not aware of the extent to which the disclosed cost estimates to develop patents sold to other entities by the person who sold us our patent are similar to our estimates.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

5.
We note that you now include internet addresses in this risk factor. Please note section B.A.4 of SEC Release 33-7856 (April 28, 2000), regarding your obligations when including internet addresses in your document. For example, refer to the filing obligation mentioned in footnote 41.

Response:  Revised.  Any inactive uniform resource locators (URLs) that were in the document were intended solely to provide the source for the information actually included in the document.  There was no intent to incorporate information from any external web site by reference or to include any information from the external websites that did not actually appear in the document.  The internet addresses/URLs were inactive textual references only.  We have revised the document to remove all internet addresses.  Please see the Third Amended Draft.

You will experience difficulties in attempting to enforce liabilities, page 13

6.
It does not appear that you have provided the disclosure requested in prior comment 10. Therefore, we reissue the comment. In your revised disclosure, clarify why you believe Israel may not permit lawsuits for enforcement of judgments based on United States Laws and why you believe it is uncertain whether a decision from a United States court would be accepted in Israel.

Response:  Revised. We have revised page 12 of the document to include the following additional disclosure in Risk Factor No. 18:

“Since all of our officers and Directors are located in Israel, any attempt to enforce liabilities upon such individuals under the U.S. securities and bankruptcy laws may be difficult.

In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the State in which it was given.
An Israeli court will not declare a foreign judgment enforceable if:
•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or
•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Furthermore, Israeli courts may not adjudicate a claim based on a violation of U.S. securities laws if the court determines that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.

Since our Directors and executive officers do not reside in the United States it may be difficult for courts in the United States to obtain jurisdiction over our foreign assets or persons and, as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our Directors or executive officers in United States courts. Thus, investing in us may pose a greater risk because   should any situation arise in the future in which you have a cause of action against these persons or us, you may face potential difficulties in bringing lawsuits or, if successful, in collecting judgments against these persons or us.”

The investors may sustain a loss on their investment, page 14

7.
We note your response to comment 12; However, you continue to refer to "management's valuation" in this risk factor. Therefore, we reissue the comment to reconcile your reference to "management's valuation" in this risk factor with your statement under "Determination of Offering Price" on page 15 that there has been no valuation. Provide us a copy of any valuation analysis.

Response:  Revised.  We have revised former Risk Factor No. 23 (re-numbered as Risk Factor No. 27) to delete the reference to “management’s valuation” as follows:

“27.	The investors may sustain a loss of their investment based on the offering price of our common stock.

The price of our common stock in this offering has not been determined by any independent financial evaluation and is therefore arbitrary. Because we have no significant operating history and have not generated any revenues to date, the price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us. As a result, the price of the common stock in this offering may not reflect how the stock is received in the market. There can be no assurance that the shares offered hereby are worth the price for which they are offered, and investors may therefore lose a portion or all of their investment.”

There is no established public market, page 14

8.
Please provide us the basis for your disclosure added in response to prior comment 14 that "purchases of [y]our common stock are free to trade their shares in any state." Cite all authority on which you rely.

Response:  Revised. We have revised former Risk Factor No. 24 (re-numbered as Risk Factor No. 28) in the document to clarify that purchasers of our common stock are not free to trade their shares in any state, as follows:

“28.	State securities laws may limit secondary trading, which may restrict the states in which you may sell the shares offered by this prospectus

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

If you purchase shares of our common stock sold in this offering, you may not be able to resell the shares in any state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. We currently do not intend to register or qualify our stock in any state.  Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares.  In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state.  Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions.  Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.”

Percent of Net Proceeds Received, page 14

9.
Please expand your response to prior comment 16 to tell us the basis for your statements regarding what you know about the extent to which companies whose primary business was the development of patents purchased from the party who sold you your patent changed their business plan before the technology was commercialized. Given the similarities of parties involved in transactions involving the development of other patents purchased from the party who sold you your patent, the basis for your statement that you are "not aware of any information" is unclear.

Response:  We purchased the Patent from Ilanit Appelfeld, an attorney and representative of a patent attorney firm that is involved in the purchase and resale of patents to interested companies that then develop products or commercialize the purchased patents.  When we purchased the patent from Ilanit Appelfeld we were not aware of any other patents sold by Ms. Appelfeld or of any other companies that purchased patents from Ms. Appelfeld.  After receiving the Staff Letter, however, we performed an Edgar search and learned that Ms. Appelfeld or her law firm has sold patents to several companies, including Crown Dynamics Corp., Dynamic Applications Corp., Dynamic Ventures Corp., and Global Dynamics Corp., some of which changed their business plans before the technology purchased was commercialized.

Dilution, page 15

10.
Please tell us why it is appropriate to include the proposed net proceeds and shares sold in the calculation of historical net tangible book value and book value per share. Your disclosure should start with historical net tangible book value per share, excluding any proceeds from the proposed offering, and then compare that amount to net tangible book value per share after the offering. Please revise, as appropriate, in your next amendment.

Response:  Revised.  We have revised the Dilution Section and the applicable chart on page 15 of the document.  Please see the Third Amended Draft.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Our Business, page 16

11.	Please disclose your responses to the first, second and fourth bullet points of prior comment 19. Also, if there are relationships between you and the inventors, please disclose those relationships.

Response:  Revised. We have revised page 16 of the document to include our responses to your prior comment 19.  Please see the Third Amended Draft.  We have no relationship with the inventors of the technology underlying the Patent.

12.	Please clarify why you would purchase a patent to which you already had all "right, title and interest" according to the first "WHEREAS" clause of exhibit 10.1.

Response:  The first “Whereas” clause in the Patent Transfer and Sales Agreement attached as exhibit 10.1 to the document contains a typo and should state that the “Seller solely owns all right, title, and interest in and to the Patent.”  The Company, as the “Buyer,” did not own all right, title, and interest to the Patent prior to its purchase of the Patent pursuant to the Patent Transfer and Sales Agreement.

13.	Regarding your response to prior comment 20, please:
w	Expand your response to explain fully whether you need any government approval for your proposed product.
w	Expand your response to explain fully whether there are any existing or probable government regulations on your business.
w	Reconcile your response that you deleted the reference with the reference to "government restrictions" that still appears in the first paragraph on page 10.

See Regulation S-K Item (h)(4)(viii) and (ix).

Response:  Revised.  We have revised the Risk Factor section of the document to include risk factors relating to government regulations and government approvals.  In addition, we have revised page 20 of the document to include the following additional disclosure:

“Existing or Probable Government Regulations

While the development of our proposed product is not subject to government approval, the testing, manufacture, and use of our proposed product will be subject to governmental regulations.  In Israel, the Ministry of Health regulates new medical device product approvals to establish the safety and efficacy of proposed products.  The Ministry of Health also licenses and inspects medical device manufacturers, requiring manufacturers to meet internationally recognized cGMP standards.  Governments in other countries have similar requirements for the testing, manufacture, and use of new medical device products.

Our proposed product will require regulatory approval by governmental agencies prior to commercialization. Various Israeli statutes and regulations also govern or influence the testing, manufacturing, safety, labeling, storage, record keeping, and marketing of medical device products.  The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations will require the expenditure of substantial time and financial resources.  We currently intend for our licensees and manufacturers to bear responsibility for obtaining the necessary approvals.  Any delay or failure by us or our licensees and manufacturers to obtain regulatory approval could have a material adverse effect on our business.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Clinical Trials

Clinical trials are required to establish that proposed new medical devices are effective and improve the health of patients.  All clinical trials are based on a protocol which is a study plan that describes the type of people who may participate in the trial, the schedule of tests and procedures, and the length of the study.  All phases of clinical studies conducted in Israel must be conducted in accordance with the Public Health Regulations (Medical Experiments Involving Human Subjects, 1980, including amendments and addenda thereto) and the International Conference for Harmonization Good Clinical Practice Guidelines. The regulations stipulate that a medical trial on humans will only be approved after the Helsinki Committee at the hospital intending to perform the trial has approved the medical trial and notified the medical director at the hospital in writing. The Helsinki Committee will not approve the performance of the medical trial unless it is fully satisfied that it has advantages to the trial participants and society at large that justify the risk and inconvenience for the participants and that the medical and scientific information justifies the performance of the requested medical trial. The medical director also must be satisfied that the trial is not contrary to the Helsinki Declaration or to other regulations.  We expect our licensees to bear responsibility for the performance of clinical trials.”

14.	We note your response to prior comment 21. However, the clause still appears in the second sentence on page 17. Therefore, we reissue the last two sentences of that comment.

Response:  Revised. We have revised the language on page 17 of the document as follows:

“The main difference between the Bestetti invention and our technology is that our invention is designed for urethral insertion, which will be a solitary tapered one-piece construction unit from inlet to outlet with no breaks or divisions, thus not requiring any additional welding or other steps of manufacture.”

Business Summary and Background, page 17

15.
Please expand your response to prior comment 24 to tell us about the inventors' experience in the medical device field. If you are unaware of the inventors' experience or what was involved in designing and patenting the technology to date, please tell us about all diligence you conducted before you purchased the technology to determine the amount you would pay for it. If you have not conducted any diligence and do not know about the inventors' experience or what was involved in designing and patenting the technology to date, please add appropriate risk factors.

Response:  Revised.  We have added an additional risk factor, new Risk Factor 20, to the document.  Please see the Third Amended Draft.

Contractual Obligations & Concessions, page 19

16.
We note your response to prior comment 25. Please reconcile the disclosure in this section that you acquired the technology with the disclosure in the second paragraph on page 18 that you licensed the technology.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Response:  Revised.  We have revised the second paragraph on page 18 of the document to replace “licensed” with “purchased” in accordance with the terms of the Patent Transfer and Sales Agreement as follows:

“On July 27, 2010, we signed a Patent Transfer and Sales Agreement with Ilanit Appelfeld in relation to a patented technology (U.S. Patent number: 6,743,209), pursuant to which we purchased all rights, title and interest in, a receptacle catheter with integral anchoring means.  The Patent was issued on June 1, 2004 and will expire on June 6, 2022.  No other trademarks, licenses, franchises, concessions, royalty agreements or labor contracts are in effect regarding the technology that was purchased by us.”

General Working Capital, page 22

17.
Please clarify how, if you have $43,300 in liabilities as of September 30, 2010 as you disclose on page F-3 and you require $30,000 to cover fees unrelated to development as you disclose on page 15 and in response to prior comment 26, you can develop a prototype if you raise only $30,000 as you disclose here (or $40,000 as you disclose on page 21).

Response:  Revised.  We have revised the document to clarify the amount of cash the Company needs to continue in operations for twelve months.  As of December 31, 2010, the liabilities of the Company have increased to $50,203.  This amount is comprised of $22,950 in shareholder loans which do not have a fixed repayment date.  Of the remaining $27,253, $20,000 represent deferred offering costs which will be paid out of the offering proceeds.  Please see the Third Amended Draft.

Directors and Executive Officers, page 25

18.
We reissue prior comment 33. Please describe clearly in your prospectus the specific experience, qualifications, attributes or skills that led to the conclusion that Jacky Shenker and Rachel Feldstein should serve as directors. Merely identifying your directors' background does not clarify for investors which elements in your disclosure reflect the specific experience, qualifications, attributes, or skills that led to the conclusion that the individuals should serve as directors at this time in light of your business and structure. See regulation S-K Item 401(c).

Response:  Revised.  We have revised the document to disclose the specific experience, qualifications, attributes and skills that led to the conclusion that Jacky Shenker and Rachel Feldstein should serve as directors of the Company.  Please see the Third Amended Draft.

Certain Relationships and Related Transactions

19.
Please update the disclosure in this section. For example, we note the disclosure in the second paragraph on page 28 of loans from your officers and directors as of September 30, 2010. Also, please disclose when you received the loans from each officer and director.

Response:  Revised.  We have updated the disclosure on page 28 of the document as follows:

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

 “As of February 22, 2011, loans from our two Directors and officers (Mr. Jacky Shenker and Ms. Rachel Feldstein) made in cash amounted to $22,950, and represented working capital advances, including $17,500 for the Patent acquisition.

On July 10 and on October 17, 2010, Mr. Jacky Shenker, our President and Director, provided us with loans in the aggregate of $11,475. The loans are unsecured, non-interest bearing, and due on demand.  No formal written agreements regarding these loans were signed; however, it is documented in the accounting records of the Company.

On July 10 and on October 17, 2010, Ms. Rachel Feldstein, our Secretary, Director and Principal Financial and Accounting Officer, provided us with loans in the aggregate of $11,475. The loans are unsecured, non-interest bearing, and due on demand.  No formal written agreements regarding these loans were signed; however, it is documented in the accounting records of the Company.”

Director Independence, page 28

20.	We note your response to prior comment 35. Please state clearly whether your directors are independent in the manner required by Regulation S-K Item 407(a).

Response:  Revised.  We have revised page 28 of the document to include a Director Independence section that states as follows:

“Director Independence

According to Item 407(a)(1)(ii) Regulation S-K, since we are not subject to the listing requirements of any national securities exchange or national securities association, we are not at this time required to have our board comprised of a majority of “independent Directors.”  We do not believe that any of our directors currently meet the definition of “independent” as promulgated by the rules and regulations of NASDAQ.”

Security Ownership, page 28

21.	Please show the effect of this offering on the percentages in the table in this section of your document.

Response:  Revised. We have revised page 28 of the document to include an additional footnote which provides the percentages of security ownership of our beneficial owners and management if there is a full subscription to the shares to be offered pursuant to the registration statement.  Please see the Third Amended Draft.

Our Common Stock, page 29

22.	Please expand your disclosure added in response to prior comment 36 to clarify when the six-month period ends.

Response:  Revised. We have revised the disclosure in the “Our Common Stock” section on page 29 of the document as follows:

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

 “As of the date of this prospectus, there are two (2) stockholders of record holding a total of 3,000,000 shares of our common stock.  All of our issued shares of common stock are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.  All of these 3,000,000 shares are held by our “affiliates”, as such term is defined in Rule 144, and as long as the Company is a non-reporting issuer may be sold in the public market commencing one year after their acquisition, subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale. If the Company becomes a reporting issuer, the holding period is reduced to six months, but the other restrictions remain in place.”

Plan of Distribution, page 29

23.
Your response to prior comment 39 does not reconcile the statement that the third condition mentioned on page 30 is met with your description of Mr. Shenker's employment since August 2008 on page 25. Therefore, we reissue this comment.

Response:  Revised.  We have revised the Plan of Distribution section of the document and the subscription agreement to state that the only our Secretary and Director, Ms. Rachel Feldstein, shall be selling our shares pursuant to the terms of the registration statement.  Please see the Third Amended Draft.

Offering period and expiration date, page 30

24.
Your responses to prior comments 41 and 42 appear to be inconsistent. How could investors have rights as shareholders when they deliver the subscription agreement with funds if you could reject the subscription 12 days later? Will the investor be a stockholder of your company for those 12 days? Also, do the 12 days begin when the subscription agreement is sent or when you receive it? Please clarify.

Response:  Revised. We have revised the document to clarify that the investors are not shareholders and have no shareholder rights until we accept their respective subscriptions.  In addition, we have revised the document to clarify that the 12 business days commence upon receipt by us.  Please see the Third Amended Draft.

25.
We note your response to prior comment 42. Please reconcile your disclosure regarding "rejected subscriptions will be returned within 12 business days" with the reference to "promptly returned" in exhibit 99.1.

Response:  Revised.  We have revised the subscription agreement by deleting the phrase “promptly returned,” and inserting that rejected subscriptions will be returned within 12 business days.  Please see the revised Exhibit 99.1 filed with the Third Amended Draft.

Indemnification for Securities Act Liabilities, page 32

26.
It does not appear that you responded to the first sentence of prior comment 44 to tell us which section of your Certificate of Incorporation you are describing in the first sentence of this section. Therefore we reissue the first sentence of the comment

Response:  Revised.  We have revised page 32 of the document to delete the reference to the Certificate of Incorporation and have revised our discussion of indemnification to refer to Article XII of the Bylaws attached to the document.  Please see the Third Amended Draft.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Available Information, page 33

27.
It does not appear that you responded to the second bullet point of prior comment 45. If you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement; if not, revise to add appropriate risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Response:  Revised.  We intend to file a Form 8-A promptly after this registration statement becomes effective.  We have revised page 33 of the document to include the following additional disclosure:

“Reports to Security Holders

We will make available to securities holders an annual report, including audited financials, on Form 10-K.  While we intend to become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934 by promptly filing a Form 8-A after this registration statement becomes effective, we are not currently a reporting company.  Nevertheless, upon effectiveness of this registration statement, we will be required to file reports with the SEC pursuant to the Securities Exchange Act of 1934, such as quarterly reports on Form 10-Q and current reports on Form 8-K.”

Signatures

28.	We note the reference in the first paragraph to October 12, 2010. Please revise to include a current date.

Response:  Revised.  The signatures in the document have been dated and signed on the last practical date.  Please see the Third Amended Draft.

Exhibit 3.1

29.	We reissue prior comment 50 in part. Please note that exhibit 3.1 should not be presented as a graphic or image file. Please refile the exhibit.

Response:  Revised.  We have refiled Exhibit 3.1 in the proper format.  Please see the Exhibit 3.1 filed with the Third Amended Draft.

Exhibit 3.2

30.
Regarding your response to prior comment 44, it appears that the bylaws filed as an exhibit to this filing are incomplete. For example, in response to prior comment 44 on indemnification, you expanded the disclosure in the second paragraph on page 32 to refer to section XII of your bylaws. However, exhibit 3.2 of this filing includes Articles I-XI and does not mention indemnification compared to exhibit 3.2 of your prior filing which included Articles I-XIII, including Article XII on indemnification. Please file a complete exhibit.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Response:  Revised.  We have refiled a complete and accurate copy of the Company’s bylaws.  Please see the Exhibit 3.2 filed with the Third Amended Draft.

Exhibit 10.1

31.	We note your response to prior comment 52. However, it appears that you have again omitted Annex 1 and Annex 2. Therefore, we reissue prior comment 52 to file an accurate and complete exhibit.

Response:  Revised.  We have refiled a complete and accurate copy of Exhibit 10.1 to the Third Amended Draft.

Exhibit 99.1

32.
We note that you filed a new exhibit in response to prior comment 55; however, it remains unclear why many of the agreements and representations you are requiring investors to make are appropriate. For example, you should not require any representation that implies that, by making the representation, your responsibilities for investors' rights under the Securities Act might be waived, See Section 14 of the Securities Act.  Also, you should not require investors to make representations that are inconsistent with the facts of your transaction, for example, section 4(vi) of this exhibit appears to require investors to represent that this registered transaction is exempt from registration. Please provide us a separate analysis of each agreement and representation is appropriate and citing all authority on which you rely.

Response:  Revised.  We have filed a new exhibit in response to this comment.  The new subscription agreement does not include the clauses referring to the risk factors in the Company’s Form S-1.  Please see the Exhibit 99.1 filed with the Third Amended Draft.

33.	Please tell us why there is a reference to Crown Dynamics in the first sentence of the subscription agreement.

Response:  Revised.  We have revised the subscription agreement and have deleted the reference to Crown Dynamics in the first sentence of the subscription agreement.  Please see the Exhibit 99.1 filed with the Third Amended Draft.

*                *                *

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-542066024.

Sincerely,

Jacky Shenker, President and Director
Advanced Ventures Corp.

VIA EDGAR
cc:	Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar